

Lehman Brothers
Fixed Income Energy Conference

Houston, TX
March 2, 2006

www.sug.com



Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries' debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@southernunionco.com

0206-004



Management Team

Julie Edwards

Senior Vice President & CFO

Rob Bond

Senior Vice President – Pipeline Operations

Jack Walsh

Director of Investor Relations

0206-004



Southern Union's Transformation



Background - The Early Years

- The Company was founded by Clint Murchison, an oil man/financier and incorporated in 1929

- The Company built a pipeline into Wink, TX that charged $5 a month for unlimited natural gas (customer provides line to home)

- Early businesses included natural gas, water, pipeline and production companies

- Operations from 1929 – 1980 expanded into five states: Texas, New Mexico, Arizona, Oklahoma and Arkansas

- The Company went into a period of divestiture in the late 80's

- By late 1980's, the company operated almost entirely in the gas distribution business in Texas, Arizona, and Oklahoma

- Talk of deregulating the natural gas industry became more serious

- In 1990, Metro Mobile (whose founder and major holder was George Lindemann) purchased Southern Union Company for $175 million

- During the 1990's the Company made of series of acquisitions in the distribution business, setting the stage for what SUG is becoming…

0206-004

Southern Union Milestones



| Metro Mobile acquires Southern Union Gas | Acquisition of Pennsylvania operations | Sale of Texas operations | Acquisition of CrossCountry Energy | Announced sale of PA operations |

1990 **1994** **1995** **1996** **1997** **1998** **1999** **2000** **2001** **2002** **2003** **2004** **2005** **2006**

| Acquisition of Missouri operations | Acquisition of New England operations | Acquisition of Panhandle operations | Announced acquisition of Sid Richardson | Announced sale of RI operations |

Actively manage portfolio of assets to increase shareholder value

0206-004



SUG Today

- Equity listed on the New York Stock Exchange (NYSE:SUG)

- Equity market capitalization over $2.7 billion

- Enterprise value over $5.4 billion

- Total assets over $5.6 billion

- Investment grade credit ratings – recently affirmed
  - BBB – Standard & Poor's
  - Baa3 – Moody's Investor Services
  - BBB – Fitch Ratings

0206-004



Business Segments

- Transportation and Storage
    - Panhandle Energy
        - Panhandle Eastern Pipe Line
        - Trunkline Gas Company
        - Sea Robin Pipeline
        - Trunkline LNG
        - Southwest Gas Storage
    - CrossCountry Energy (50% equity interest)
        - Transwestern Pipeline (100%)
        - Florida Gas Transmission (50%)

0206-004



Business Segments (continued)

- Distribution
  - Missouri Gas Energy
  - New England Gas Company
  - PG Energy
- Gas Services
  - Sid Richardson Energy Services

0206-004

Our Widespread Asset Base


New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
Sid Richardson
Trunkline LNG
Sea Robin Pipeline
storage



Distribution Assets

Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri PSC

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania PUC
- Announced sale to UGI for $580 million

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and SE Massachusetts
- Regulated by the RI PUC and the Massachusetts DT&E
- Announced sale of RI asset to National Grid for $575 million including assumed debt of $77 million

0206-004



Pipeline Assets

- **Panhandle Eastern Pipe Line (PEPL)**
    - 6,500 mile, 4-line system
    - 2.8 Bcf/d capacity
- **Trunkline Gas (TGC)**
    - 3,500 mile, 2-line system
    - 1.5 Bcf/d capacity
- **Sea Robin**
    - 450 mile offshore system
    - 1.0 Bcf/d capacity

- **Transwestern (TW)** 50%
    - 2,400 mile, bi-directional flow system
    - 2.1 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
    - 1.2 Bcf/d San Juan to mainline capacity
- **Florida Gas (FGT)** 25%
    - 5,000 mile, system
    - 2.1 Bcf/d capacity

0206-004



Trunkline LNG Company



Above: Artist's rendering of expanded facility.

- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty—BG Group—until 2023
- 1.2 Bcf/d baseload sendout
- 6.3 Bcf storage
- Two phase expansion underway to triple send out capacity to 1.8 Bcf/d
- Storage being expanded to 9 Bcf

Trunkline LNG is the Leading Player in LNG Sector

0206-004



Strategic Overview



Our Strategy to Drive Value

- Efficiently manage existing assets

- Use free cash flow to fund growth and optimize capitalization

- Continue to integrate business units

- Evaluate structural/strategic opportunities

  ▶ *Sid Richardson Energy Services*

0206-004



The Sid Richardson Acquisition



The Sid Rich Acquisition

- On March 1, 2006, SUG closed the acquisition of 100% of the G.P. & L.P. interests in Sid Richardson Energy Services Co. / Richardson Energy Marketing

- Purchase price: $1.6 billion; 7.3x 2006E EBITDA

- SUG closed using interim financing, which we intend to replace with appropriate permanent financing within the calendar year

- Sid Richardson to operate as Southern Union Gas Services

0206-004



System Map and Asset Detail

Sid Richardson – Area of Operations



LEA
GAINES
EDDY
WEST EUNICE COMP. STA.
ANDREWS
JAL PLANT
NEW MEXICO
TEXAS
KEYSTONE PLANT
ECTOR
LOVING
WINKLER
MIDLAND
GLASSCOCK
CULBERSON
HALLEY PLANT
MI VIDA TREATER
WARD
BLOCK 16 TREATER
CRANE
REAGAN
UPTON
REEVES
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
CROCKETT
PECOS
GREY RANCH CO 2 TREATER
TERRELL
SID RICHARDSON
ENERGY SERVICES CO.
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline

Source: Sid Richardson Energy Services

1. As of April 2005.
2. Active plants are expandable to 485 MMcf/d.
3. Each of the 4 active processing plants also contain treating plants.
4. Represents compression HP at the Grey Ranch and Mi Vida treating plants.

Pipelines	
Total Miles	4,646
Producer Delivery Points	1,758
Current Throughput	536 Bbtu/d (1)
Field Compression HP	103,600/57,000
Gas Processing Plants	
(Total/Active)	
Number of Plants	5/4
Processing Capacity (2)	470/412 MMcfd
Processing Throughput	361 MMcfd
Field Compression HP	127,520/82,000
Treating Plants (3)	
(Total/Active)	
Number of Plants	8/6
Treating Capacity	765/710 MMcfd
Treating Throughput	468 MMcfd
Compression HP (4)	11,600/6,600

0206-004



Sid Richardson Overview

- Sid Rich is a leading provider of gas gathering and processing services in the SE New Mexico and West Texas areas of the Permian Basin

- Led by long-standing, experienced management team that will stay with the asset

- High quality asset base anchored by fully integrated pipeline system

- Strategically located throughout 16 counties surrounding one of Texas' major natural gas producing regions



Sid Richardson Overview (continued)

- Richardson Energy Marketing Services is a self-supporting marketing company providing gas control functions to ensure optimal value is realized for residual gas and NGL production
  - Specifically for marketing and sales operations, not speculative trading
- Attractive downstream markets include:
  - Residue gas: [1] California, Mid-con, Texas
  - NGLs: [2] Mont Belvieu

---

1. Major connections include ATMOS Pipeline, El Paso Natural Gas Co, Energy Transfer Fuel LP, Enterprise Texas Pipeline, Transwestern Pipeline.
2. Major connections include Chapparal, Louis Dreyfus, and Chevron pipelines.

0206-004

Lower Risk Profile than Other Midstream Businesses



- Large geographic footprint with strategic location throughout the prolific, long-lived Permian Basin

- Low risk portfolio of producer contracts

- Fully integrated midstream system allowing maximum flexibility and utilization of capacity to take advantage of pricing point differentials

- Access to attractive downstream markets through direct interconnections to all Permian / WAHA interstate and intrastate pipelines

- Experienced field personnel and strong, commercially oriented management team focused on asset integrity and efficient, safe operations

0206-004



Strong Contract Mix

- Sid Richardson's contract mix helps reduce fluctuations in cash flows associated with volatile commodity prices

- Focused contract mix with POP/Fee Based representing over 96% of contracts

  - Fee-based represents no commodity price exposure

  - Percent-of-proceeds results in long gas/long liquids position

  - Minimal exposure to keep-whole contracts (short gas/long liquids position)

2005 Total System Profile



Conditioning Fee, 14%

Wellhead Purchases, 4%

Fee Based, 37%

Percent of Proceeds, 45%

0206-004



Mitigated Contract Risk

- Percent of Proceeds Contracts
  - 45% by volume
  - 80 - 85% by margin
  - Spreads price risk to both producer and pipeline
  - Fixed recovery and fuel % in contract
  - Allows pipeline and producer to hedge its interests
  - Allows pipeline to benefit from operational flexibility
  - Creates pipeline option to optimize revenue when processing is economic
  - Contract contains recovery of treating, compression and gathering services
- Fee Based/Conditioning Fee Contracts
  - 55% by volume
  - 15 – 20% by margin
  - Contracts contain fixed fees for service
  - Depending on gas quality contracts may contain upside for processing and no downside risk below base fee
  - Creates exposure to diverse producer base without downside commodity risk

0206-004



Hedging Strategy

- SUG has puts in place to limit downside and reduce exposure to commodity price risk
  - $11 floor for 2006 on 85% of volumes
  - $10 floor for 2007 on 50% of volumes
- We will continue to layer in price protection as gas markets develop
- We can hedge appropriately on Waha natural gas due to fixed recovery contract structure; eliminates exposure to NGL's and to basis risk

0206-004



Long-Lived Reserves

**Well Permits and Production
West Texas and SE New Mexico Operating Area** [1]

MMcf/d

# of Permits

Legend:
- Gas Production
- Permits

Source: HPDI U.S. Historical and PI/Dwights Plus.

(1) Represents well permits and production from the 16 counties in which Sid Richardson operates.

(2) 2Q projection is April and May normalized.

25

0206-004

Financing Plan and Balance Sheet Improvements



- SUG is committed to financing the acquisition in a manner that allows the Company to maintain its investment grade ratings
- SUG will temporarily finance the purchase price with a $1.6 billion 364-Day Bridge Term Loan facility at Southern Union
- Permanent financing plan expected to include:
  - Sale of LDC assets (PA & RI properties)
    - $1.1 billion approximate net proceeds
    - Expect advantageous tax treatment
  - Combination of debt, equity or equity linked securities for the remainder of the net purchase price
- Other balance sheet improvements include the $125 million conversion of equity units to common stock in August 2006
- Free cash flow from acquired assets will be used for further debt reduction and provide balance sheet and credit metrics improvement
- Consolidated credit metrics will remain consistent with investment grade parameters

0206-004



Growth Projects

Opportunities for Growth



Panhandle Eastern

Trunkline Gas

Phoenix

Transwestern

Trunkline N. TX Expansion

Florida Gas Transmission Phase VII Expansion

Florida Gas Transmission

Transwestern Phoenix Lateral

Trunkline LNG

Sea Robin

Trunkline LNG

Projects in Process



Project Name	Capacity	Est. Cost ($MM)	Est. EBIT ($MM)	In Service	SUG %	Comments
Trunkline LNG Phase I	570 MMcf/d 3 Bcf storage	$137	$28	Early 2006	100%	Under construction
Trunkline LNG Phase II	600 MMcf/d	$82	$16	Mid 2006	100%	Under construction
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $100	$6 - $14	Mid 2007	25%	Filed with FERC

NOTE: EBIT is equivalent to operating income under GAAP.

0206-004



Projects Under Negotiation

Project Name	Capacity	Est. Cost ($MM)	In Service	SUG %
Trunkline North Texas	600 MMcf/d	$90 - $110	Late 2007	100%
Transwestern Phoenix Lateral	500 MMcf/d	$500 - $600	Early 2008	50%
Trunkline LNG IEP	Vaporization & NGL extraction	$250 - $280	Early 2008	100%

NOTE: Estimated project costs are subject to revision based upon final project specifications.

0206-004



Financial Information

EPS Growth Profile





Note: All current and prior year EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005. Previously announced 2006 guidance does not include earnings from Sid Richardson or the announced sale of select LDC operations. This slide is solely being used to illustrate historic earnings growth. The Company will provide updated guidance on its annual earnings call.



Segment Operating Income



As we have changed our asset focus, we have demonstrated measured growth...

Note: Data shown represents fiscal years ended June 30, 2002 through 2004. 2005 represents trailing twelve months ended September 30, 2005.

0206-004



Respect for the Balance Sheet



...and improved our balance sheet.

We have accomplished this with a combination of prudent financing and strong internal equity formation.

Note: Debt/Cap ratio as of June 30, 2003 and 2004 and September 30, 2005; provides 100% equity credit for preferred stock and convertible equity units.

0206-004



Dividend Policy

- Recently, SUG's Board approved a modest cash dividend of $.40 per share beginning Q1 2006 ($45 mm annual cash cost)

- This will replace the 5% stock dividend previously issued

- Having a cash yield gains access to a broader base of investors

- The decision reflects continued confidence in the cash flows and earnings of SUG